FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of October, 2002
                                          -------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F       x                  Form 40-F
                      -----                                 -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes                                No                 x
                      -----                                 -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                    Contact:  Lynn Martenstein or Erin Williams
                                              (305) 539-6570 or (305) 539-6153

                                    For Immediate Release

                  ROYAL CARIBBEAN IMPROVES EARNINGS ESTIMATES
                  -------------------------------------------


MIAMI - October 11, 2002 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today provided an update on the current outlook for bookings and yields. During 2002, as booking patterns improved, analysts have raised their earnings estimates, which currently average $0.85 for the third quarter. Since the company's last update, bookings have continued to strengthen and costs have fallen. As a result, the company now expects reported third quarter earnings to be in the range of $0.98 to $0.99 per share, including a charge of $20 million, or $0.10 per share recorded in connection with a previously disclosed potential litigation settlement. The better-than-expected earnings are the results of an improved revenue environment and higher-than-anticipated cost savings. Net yields (net revenue per available passenger cruise day) for the quarter were down about 1.7% from the third quarter of 2001. The third quarter's lower costs were the results of the company's continued focus on cost savings, as well as the timing of certain expenses that will now be incurred in the fourth quarter.

Bookings for the fourth quarter continue to meet the company's expectations, but the pattern of customers booking their cruises late also continues. The fourth quarter is traditionally the weakest quarter and the most difficult to predict. The trend to later bookings exacerbates the difficulty of forecasting results. The company hopes to be able to absorb the impact of the previously mentioned shift in costs between quarters and still meet fourth quarter consensus. Management now anticipates that yields for the full year will be down about 1% to 2%. Full year earnings for 2002 are expected to be in the range of $1.55 to $1.60 per share, including the settlement charge referred to above. All figures mentioned do not include any amounts related to the proposed DLC combination with P&O Princess.

The company intends to provide more information on the outlook after it finishes the quarter's financial close. The company's earnings release will be issued on October 23, 2002. A conference call with analysts has been scheduled for 10 a.m. that day, and can be heard by all interested parties at the company's investor relations web site, www.rclinvestor.com.

Visual aids relating to the call also will be available at the web site. A replay of the webcast will be available at the same site for a month following the call.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 24 ships in service and four under construction or on firm order. The company also offers unique land-tour vacations in Alaska, Canada and Europe through its cruise-tour division. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, unplanned service outages of vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission. The above examples may not be exhaustive as we operate in a continually changing business environment, and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Note on  Disclosure  of  Shareholdings  --  Effective  October 4, 2002

Any person who owns or controls, or who would as a result of any transaction own or control, directly or indirectly, 1 per cent. or more of any class of relevant securities of Royal Caribbean is now required under the provisions of Rule 8 of the UK City Code to notify the London Stock Exchange and the UK Takeover Panel of every dealing in such securities. Relevant securities include shares in Royal Caribbean and also instruments convertible into such shares. Where two or more persons act pursuant to an agreement or understanding, whether formal or informal, to acquire or control relevant securities in Royal Caribbean, they will be deemed to be a single person for disclosure purposes. This disclosure obligation commenced on October 4, 2002 and will continue until either the Royal Caribbean/P&O Princess merger is approved by P&O Princess shareholders or the merger agreement between the two parties is terminated. Disclosure should be made on an appropriate form (as set out in the Disclosure Forms section of the UK City Code) before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386). Shareholders should also be aware that a similar disclosure obligation already applies to persons who own or control 1 per cent. or more of any class of relevant securities of P&O Princess or Carnival in respect of transactions respectively in those companies.

                                    # # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ROYAL CARIBBEAN CRUISES LTD.
                                        ----------------------------
                                        (Registrant)



Date:  October 11, 2002                 By: /s/ BONNIE S. BIUMI
                                            --------------------
                                        Bonnie S. Biumi
                                        Acting Chief Financial Officer